Contact

www.linkedin.com/in/
matthewrickard (LinkedIn)
biochar.life (Company)
task.io (Company)

Top Skills

Sales Management
Scalability
Leadership Development

Honors-Awards

Certifications

Matt Rickard

COO at Biochar Life | Climate & Carbon Removal | Startup & Growth Strategy | Podcast Host

Chiang Mai, Chiang Mai, Thailand

Summary

I have over 20 years of experience in sales, marketing, and business development, helping startups and early-stage companies scale and grow. My expertise lies in commercial strategy, and I thrive on working closely with founders to build lasting partnerships and drive market expansion.

Over the past decade, I've combined my entrepreneurial mindset with social and environmental impact, leading initiatives that bridge sustainability with business growth. As COO at Biochar Life, I help scale carbon removal projects that support smallholder farmers while delivering high-integrity climate solutions.

I also host Carbon Conversations, voted in the Top 25 Carbon Podcasts, where I explore sustainability trends, innovation, and the evolving landscape of carbon markets.

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Experience

Biochar Life
2 years 2 months

Chief Operating Officer
September 2023 - Present (1 year 7 months)
Thailand

Focused on defining the strategic direction of the business, recruiting and developing the team, and ensuring commercial targets are achieved.

Director of Strategic Partnerships
February 2023 - September 2023 (8 months)
Thailand

Biochar Life, a Public Benefit Corporation, is an impact venture of Warm Heart Worldwide.

As a social enterprise we are dedicated to driving sustainable change by teaching farmers to convert crop waste into carbon-sequestering biochar - a powerful tool in the fight against climate change. Our innovative approach allows us to generate carbon removal certificates, making a global impact while providing opportunities for local communities.

Sibyl Co.
Senior Advisor
October 2022 - Present (2 years 6 months)
Thailand

Sibyl Co. is a consulting and advisory business focused on commercial growth, product go-to-market and go-global.

As Senior Advisor I'm working with corporates, startups, and Web3 companies to help them create compelling sustainability solutions and narratives around the work they do. I also provide podcasting services, conduct interviews, and contribute to key industry association publications.

The Blue Marble
Task.io and The Blue Marble Co-Founder & Advisor
December 2018 - December 2023 (5 years 1 month)
Thailand

Web3 services built on Stellar.org

Task.io is a blockchain based, data management platform, that incentivises teams to gather essential business insights using communication tools, rewards and financial services.

TheBlueMarble.io is an NFT platform that helps brands increase customer loyalty by building new communities with the next generation of Web3 marketing tools.

thankQ Solutions Pty Ltd
Business Manager, Asia
September 2013 - September 2018 (5 years 1 month)
Singapore

thankQ is a donor management platform designed for the nonprofit and education sectors. I was responsible for establishing and growing the business in South East Asia.

Envizi
Manager, Business Development
January 2012 - April 2013 (1 year 4 months)
Singapore/Australia

CarbonSystems assists organisations in collecting, managing, and interpreting their energy & sustainability data, enabling them to positively impact their operations, their financial performance and the planet.

- Developed the sales strategy and plan for Asia
- Drove direct sales opportunities in Singapore and Australia
- Managed and mentored staff
- Worked with a business partner in the Energy Efficiency space to create a joint offering
- Secured government funding for a greenfield project in the EE space

Quadmark
Senior Consultant
February 2011 - January 2012 (1 year)

Intuition is a global consulting and training company specializing in channel strategy and sales in the high tech industries.

- Developed new opportunities within the technology sector
- Delivered virtual sales training to HP and Cisco field sales reps
- Developed coaching & training material for clients
- Facilitated work shop's for clients

Netsuite
Head of Sales - Asia
April 2005 - December 2009 (4 years 9 months)
Singapore

Netsuite provides SaaS ERP/CRM solutions to mid and large businesses.

Achievements:

- Developed the partner channel for SEA
- Grew the sales team from 3 to 10
- Opened the Hong Kong office
- Closed largest deal globally (in India)
- Consistently achieved sales targets and made Presidents Club on two occasions

Castle IT Pty Ltd
Director
2003 - 2005 (2 years)

Castle IT provided security solutions to enterprise customers in Australia.

McAfee
Channel Manager - Australia, New Zealand
2000 - 2003 (3 years)

Responsible for channel sales in Australia and New Zealand.

Education

SAE
Sound Engineering · (1989 - 1990)

Bedford School
 · (1986 - 1989)